CANNELL CAPITAL LLC

245 Meriwether Circle

Alta, WY 83414

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Tel (307) 733-2284	Fax (307) 264-0600
info@cannellcap.com

August 3, 2022

Board of Directors

EMCORE Corporation

2015 Chestnut Street

Alhambra, CA 91803

Dear Directors,

I was about six years old when I first faced down a raw oyster at The River Club at 447 East 52nd Street in New York City. Being the youngest of five children, I recall the hazing I received from my siblings to throw back the gelatinous fishy bivalve. I demurred. (Some would later characterize me as a stubborn and difficult child.)

I tried the oyster. I liked it.

Cannell Capital LLC ("CC") acknowledges receipt of the July 1, 2022, letter to CC from EMCORE Corporation ("EMKR") in which EMKR confirmed that it "considered" the candidacy of our nominees.

On April 6, April 14, May 9, and June 21 CC contacted EMKR to discuss the nominees. EMKR could not, and would not, favor its largest shareholder with a reply.

On what basis did the Company evaluate our nominees? How does one consider the merit of a candidate without speaking to him? How do you know you do not like oysters unless you try them?

Is it in the best interest of the owners to maintain a Board of Directors ("BOD") whose actions are disingenuous - who oft say one thing but appear to do another?

There is value in EMKR, but the remediation will not be insignificant or without pain. The following are opinions of CC:

1. EMKR's weak CEO is unable to retain or attract good people;

2. EMKR's adrift management has missed "street" earnings estimates three out of the last six quarters1;

3. EMKR's disengaged BOD has little to no capital allocation experience and scant skin in the game. CC defines "skin" as that which you buy, not that which you are given; and

4. EMKR faces a structural conflict wherein numerous external parties are allegedly interested in enjoying control, or significant ownership, in EMKR but the flaccid and self-serving BOD repels them.

An independent Board that cannot, or will not, act independently for owners is breaching its duty of service. CC encourages shareholders to consider if the current Board is the most qualified. That the current BOD would unilaterally reject three highly qualified directors (all of whom would likely buy substantial amounts of EMKR stock) without ever talking to them and ignores four calls for collaboration with its largest shareholder are just two of many reasons why this BOD may need to be put down.

Best regards!

Sincerely,

/s/

J. Carlo Cannell
Managing Member

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1Source: Bloomberg, L.P.